ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

April 24, 2018	Nathan Briggs T +1 202-626-3909 nathan.briggs@ropesgray.com

Via EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Rebecca Marquigny

Re:	Homestead Funds, Inc. (the “Registrant”) File Nos. 811-06136; 33-35788

Dear Ms. Marquigny:
This letter is being filed to respond to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on April 16, 2018, regarding the Registrant's Post-Effective Amendment ("PEA") No. 68 to its registration statement.  PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), on Form N-1A on March 1, 2018.  The Registrant is filing PEA No. 69 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

A summary of the Staff's comments, and the Registrant's responses thereto, are set forth below.

Prospectus Comments

1.	Comment: Please provide each Fund's Annual Fund Operating Expenses table and Expense Example prior to the effective date of the filing.

Response: Each Fund's Annual Fund Operating Expenses table and Expense Example are provided in Appendix A.

2.	Comment: Under "Daily Income Fund – Performance," please identify the year applicable to the best and worst quarters.

Response: The requested change has been made.
3.
Comment: Per Instruction 3(e) to Item 3 of Form N-1A, please revise the footnote to the Annual Fund Operating Expenses table for the Short-Term Government Securities Fund to indicate the circumstances under which the contractual waiver arrangement can be terminated.

Response: The requested change has been made. The following disclosure has been added to the footnote: "This waiver agreement will terminate immediately upon termination of the Fund's Management Agreement and may be terminated by the Fund or RE Advisers with one year's notice."

4.
Comment: Under "Short-Term Bond Fund – Principal Risks," there is a reference to floating rate loans in Extension risk, which does not appear to be supported by the disclosure regarding the Fund's principal investment strategies. Please reconcile the disclosure or explain why no changes are warranted.

Response: The requested change has been made. The Registrant has revised its disclosure to remove the reference to floating rate loans from Extension Risk.

5.
Comment: Under "Short-Term Bond Fund – Principal Risks," we note that the Fund includes Foreign Risk. If the Fund has exposure to emerging markets, please specifically discuss emerging markets in the Fund's principal investment strategies and include a definition of emerging markets.

Response: The Registrant confirms that the Short-Term Bond Fund does not currently intend to have exposure to emerging markets as part of its principal investment strategies. Accordingly, the Registrant does not believe any changes in response to this Comment are necessary at this time.

6.
Comment: Under "Stock Index Fund – Principal Investment Strategies," the disclosure specifically refers to the Master Portfolio's investment in money market instruments. Please add principal risk disclosure corresponding to money market instruments.

Response: The requested change has been made.

7.	Comment: Please disclose the specific types of derivatives that the Stock Index Fund will hold and the purposes for which each will be used in the Fund's principal investment strategies.

Response: The Registrant believes that the Stock Index Fund's principal investment strategies disclosure sufficiently describes the types of derivatives the Fund may hold and the purpose for using such derivatives, in accordance with the Staff's letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Accordingly, no changes have been made in response to this Comment.

8.
Comment: Instruction 2 to Item 5(a) of Form N-1A states that, "A Fund having three or more sub-advisers, each of which manages a portion of the Fund's portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund's net assets. For purposes of this paragraph, a significant portion of a Fund's net assets generally will be deemed to be 30% or more of the Fund's net assets." As the Stock Index Fund need only identify those persons specifically responsible for managing 30% or more of the Fund's net assets, please consider presenting only the required disclosure under "Stock Index Fund – Fund Management" and in the parallel sections for similarly situated Funds.

Response: The Registrant respectfully submits that BlackRock Fund Advisors is the Master Portfolio's investment adviser and that the Master Portfolio does not have a sub-adviser. The Registrant notes that the individuals listed under "Stock Index Fund – Fund Management – Master Portfolio Management Team" are jointly and primarily responsible for the day-to-day management of the Master Portfolio. The Registrant believes that the Fund's disclosure in this section is consistent with Instruction 2 to Item 5 of Form N-1A.

9.
Comment: Under "Value Fund – Principal Investment Strategies," the disclosure states that the Fund may invest in preferred stocks and convertibles. Please add principal risk disclosure corresponding to investments in preferred and investments in convertibles.

Response: The Registrant has added risk disclosure corresponding to investments in preferred securities and convertible securities under "Description of Fund Risks."

10.
Comment: Under "Value Fund – Principal Investment Strategies," we note that the principal investment strategies disclosure does not appear to suggest that the Fund focuses in any particular sector that would give rise to a Focused Investment Risk as a principal risk.  Please revise the Fund's disclosure as necessary to reconcile this apparent discrepancy.

Response: The Registrant notes that the Fund does not have a strategy to focus its investments in any particular sector, but may have a significant amount of its assets invested in stocks in a single or small number of sectors. The allocation of the Fund's assets across such sectors may change over time because it is actively managed.  Accordingly, the Fund believes its current disclosure is appropriate and respectfully declines to make any changes in response to this Comment.

11.
Comment: Under "Value Fund – Principal Investment Strategies," the disclosure states that "The Fund's investments in in non-U.S. companies and other issuers may include, without limitation… securities denominated in foreign currencies, including the local currencies of emerging markets." Please provide currency risk disclosure corresponding to the risks associated with investments denominated in non-U.S. currencies and particularly the currencies of emerging markets.

Response: The Registrant has added Currency Risk under "Value Fund – Principal Risks" and "Description of Fund Risks."

12.
Comment: The footnote to the Annual Fund Operating Expenses table for the Growth Fund indicates that the contractual expense limitation does not include fees and expenses associated with investing in another fund. However, the Fund's principal investment strategies does not discuss investments in investment companies and there is not an acquired fund fees and expenses line item in the Annual Fund Operating Expenses table. Please explain how the exclusion of acquired fund fees and expenses from the contractual expense limitation is relevant to the Fund.

Response: While the Fund does not currently have a principal investment strategy to invest in other funds, the  disclosure referenced in this Comment accurately describes the terms of the Fund's Expense Limitation Agreement and makes clear that any such fees incurred by the Fund in the future, including through investments in underlying funds other than pursuant to a principal investment strategy and/or not requiring disclosure in the Fund's Annual Fund Operating Expenses table as a separate line item, would not be subject to the Fund's contractual expense limitation

13.
Comment: Under "Growth Fund – Principal Investment Strategies," we note that the principal investment strategies disclosure does not appear to suggest that the Fund focuses in any particular sector that would give rise to a Focused Investment Risk as a principal risk. Please revise the Fund's principal investment strategies as necessary to reconcile this apparent discrepancy.

Response: Please see the response to Comment 10 above.

14.
Comment: We note that the Growth Fund's Portfolio of Investments in the Registrant's N-CSR filing for the period ended December 31, 2017 (the "N-CSR Filing") indicates that the information technology sector, the health care sector and the consumer discretionary sector comprised 41.1%, 20.7% and 20% of the Fund's total investments, respectively.  If appropriate, please include principal investment strategy and risk disclosure corresponding to these investments given that it appears that the Fund invests significantly in such sectors.

Response: The sectors referenced in this Comment are sectors of equity markets generally, regarding which the Registrant believes the Fund has sufficient principal investment strategies disclosure. The Fund's investments in various sectors of the equity markets will vary from time to time, and the Registrant does not believe it is necessary or appropriate to include principal investment strategy disclosure regarding particular sectors of the equity markets unless the Fund intends to focus on such sectors as part of its principal investment strategies, which is not currently the case.  The Registrant also believes that the Fund's disclosure is consistent with other equity funds.  Accordingly, no changes have been made in response to this Comment.

15.
Comment: Under "Growth Fund – Principal Risks," the last two sentences of Foreign Risk describe a subset of foreign risks relating to emerging markets; however, the Fund's principal investment strategies do not discuss investments in emerging markets. Please revise the Fund's disclosure as necessary to reconcile this apparent discrepancy.

Response: The Registrant notes that, although the Fund does not intend to have exposure to emerging markets as part of its principal investment strategies, the Fund could potentially have exposure to emerging markets generally. The focus of Foreign Risk is on foreign investing generally, and the Registrant believes it is appropriate to briefly mention the risks associated with investments in emerging market securities in its disclosure.

16.
Comment: Per instruction 2(b) to Item 4(b)(2)(i), please supplement the narrative disclosure accompanying the bar chart and table under "Growth Fund – Performance" to explain the relevance of the additional index.

Response: In accordance with Form N-1A, the Registrant has removed the additional index from "Growth Fund – Performance" since the Fund is no longer showing returns for a broad-based securities market index that is different from the index it used for the immediately preceding fiscal year.

17.
Comment: Under "Small-Company Stock Fund – Principal Investment Strategies," we note that the principal investment strategies disclosure does not appear to suggest that the Fund focuses in any particular sector that would give rise to a Focused Investment Risk as a principal risk. Please revise the Fund's principal investment strategies as necessary to reconcile this apparent discrepancy. For example, we note that the Small-Company Stock Fund's Portfolio of Investments in the N-CSR Filing indicates that the industrials sector, consumer discretionary sector, materials sector, financials sector and information technology sector comprised 44.9%, 11.0%, 9.2%, 18.6% and 10.2% of the Fund's total investments, respectively.  If appropriate, please include principal investment strategy and risk disclosure corresponding to these investments given that it appears that the Fund invests significantly in such sectors.

Response: With respect to the Fund's inclusion of Focused Investment Risk as a principal risk, please see the response to Comment 10 above. In addition, the sectors referenced in this Comment are various sectors of small-capitalization equity markets generally, regarding which the Registrant believes the Fund has sufficient principal investment strategies disclosure.  The Fund's investments in various sectors of the equity markets will vary from time to time, and the Registrant does not believe it is necessary or appropriate to include principal investment strategy disclosure regarding particular sectors of the equity markets unless the Fund intends to focus on such sectors as part of its principal investment strategies, which is not currently the case.  The Registrant also believes that the Fund's disclosure is consistent with other small-capitalization equity funds. Accordingly, no changes have been made in response to this Comment.

18.
Comment: Under "International Equity Fund – Principal Investment Strategies," the disclosure states that the Fund invests in rights, warrants and convertible securities.  Please add corresponding risk disclosure to the Fund's principal risks or, to the extent such instruments are not principal investment strategies of the Fund, please remove references to these instruments from this section of the Prospectus.

Response: The Registrant has added risk disclosure corresponding to investments in rights, warrants and convertible securities under "Description of Fund Risks."

19.
Comment: Under "International Equity Fund – Principal Investment Strategies," the disclosure states that the Fund may invest in "investment companies that invest in the types of securities in which the Fund would normally invest."  Please provide principal risk disclosure corresponding to this strategy.

Response: The Registrant has added risk disclosure corresponding to investments in other investment companies under "Description of Fund Risks."

20.
Comment: Under "Description of Fund Risks," for the International Equity Fund, please provide further disclosure about the unique risks posed by participation notes, specifically with respect to the principal investment strategy description of how and why they will be used. We also note that the Fund's disclosure does not appear to describe the principal investment strategy giving rise to Illiquid and Restricted Securities Risk. Please revise the Fund's principal investment strategies as necessary to reconcile this apparent discrepancy.

Response: The Registrant has made the following edits to Participation Notes Risk under "Description of Fund Risks."

The Fund may invest in participation notes to gain exposure to certain markets in which it cannot invest directly. Participation notes are generally traded over-the-counter. Participation notes are issued by banks, or broker-dealers, or their affiliates and are designed to replicate the return of a particular underlying equity or debt security, currency, or market. ~~On demand or when~~When the participation note matures, the issuer of the participation note will pay to, or receive from, a Fund the difference between the nominal value of the underlying instrument at ~~that~~the time of purchase and that instrument's value at maturity. Participation notes involve the same risks associated with a direct investment in the underlying security, currency, or market that they seek to replicate. Investing in a participation note also exposes a Fund to the risk that the bank or broker-dealer that issues the certificate will not fulfill its contractual obligation to timely pay a Fund the amount owed under the certificate. In addition, a Fund has no rights under participation notes against the issuer(s) of the underlying security(ies) and must rely on the creditworthiness of the issuer(s) of the participation notes. In general, the opportunity to sell participation notes to a third party will be limited or nonexistent.

In addition, the Registrant believes that identifying Illiquid and Restricted Securities Risk as a principal risk is appropriate for the International Equity Fund given that the Fund's principal investment strategy is to invest in companies that are based outside of the United States, which could potentially be illiquid under certain market conditions. Accordingly, the Registrant respectfully declines to make any changes to the International Equity Fund's principal investment strategies in response to this Comment.

21.
Comment: With respect to the chart of page 36 of the Prospectus summarizing the Description of Fund Risks, the Staff notes that, (1) the Stock Index Fund's disclosure does not appear to describe the principal investment strategy giving rise to Liquidity Risk; (2) the Value Fund's principal investment strategies disclosure discusses investments in convertible securities and "securities denominated in foreign currencies, including the local currencies of emerging markets;" however, the Fund does not disclose corresponding principal risks; (3) the Small-Company Stock Fund's disclosure does not appear to describe the principal investment strategy giving rise to Illiquid and Restricted Securities Risk; and (4)  the Stock Index Fund's principal investment strategies disclosure discusses the Master Portfolio's investment in money market instruments; however, the Fund does not disclose a corresponding principal risk. Please revise each Fund's disclosure as necessary to reconcile these apparent discrepancies.

Response: The Registrant notes that the Stock Index Fund invests all of its investable assets in the Master Portfolio and the Registrant believes that it is appropriate to disclose the principal risks of the Master Portfolio as principal risks of the Stock Index Fund. Since the Master Portfolio currently includes Liquidity Risk as a principal risk, the Registrant includes Liquidity Risk as a principal risk of the Stock Index Fund. The Registrant has added Convertible Securities Risk and Currency Risk for the Value Fund under "Description of Fund Risks." The Registrant believes that identifying Illiquid and Restricted Securities Risk as a principal risk is appropriate for the Small-Company Stock Fund given that the Fund's principal investment strategy is to invest in common stocks of small-capitalization companies, which could potentially be illiquid under certain market conditions. Accordingly, the Registrant respectfully declines to make any changes for the Small-Company Stock Fund in response to this Comment. The Registrant has added Money Market Securities Risk for the Stock Index Fund.

22.
Comment: Under "Management of the Funds," if applicable, please describe any recoupment provision(s) that apply to fees and expenses waived under the Funds' Expense Limitation Agreement. Identify the period during which waived expenses can be recouped and describe the circumstances in which recoupment will apply.

Response: The Registrant confirms that RE Advisers is not entitled to recoup any waived fees or expenses under the Funds' Expense Limitation Agreement.

23.
Comment: In the description of the Funds' Expense Limitation Agreement under "Management of the Funds," for clarity, please state that the carve out in section (vi) means that the Expense Limitation Agreement will not reduce shareholder expenses appearing in the acquired fund fees and expenses line item of a Fund's fee table.

Response: The requested change has been made. The relevant disclosure has been revised as follows:

The term "Operating Expenses" includes all operating expenses incurred by a Fund, including, but not limited to,… and (vi) in the case of each Fund other than the Stock Index Fund, acquired fund fees and expenses such as the fees and expenses associated with an investment in (a) an investment company or (b) any company that would be an investment company under Section 3(a) of the 1940 Act, but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

24.
Comment: Please review the descriptions provided for each portfolio manager under "Management of the Funds – Portfolio Managers" and revise the narratives that do not specifically identify the roles or positions each portfolio manager has held since 2013 as required by Item 10(a)(2) of Form N-1A.

Response: The requested change has been made.

25.
Comment: Under "Account Transactions – How to Sell Shares," the disclosure states that "We charge a nominal fee to send a Fedwire or to have redemption proceeds sent by overnight mail and no fee to send an ACH transfer." Please disclose the charge for this service or disclose how the investor can obtain more information about this fee.

Response: The requested change has been made.

26.
Comment: Under "Account Transactions – How to Sell Shares," we note the prior disclosure states that, "Securities received through in-kind redemptions are subject to market risk until they are sold, and their sale may incur brokerage fees, taxes and other fees." The Staff believes that this disclosure helped investors understand that they bear the risks if the value of shares received in-kind decreases before they sell them and explained the kind of charges an investor may incur to liquidate securities received in-kind. Please consider putting this disclosure back in the text for clarity.

Response: The Registrant respectfully submits that it includes similar disclosure under "Account Transactions – How to Sell Shares" that says, "Once distributed in-kind to an investor, securities may increase or decrease in value before the investor is able to convert them into cash. Any transaction costs or other expenses involved in liquidating securities received in an in-kind redemption will be borne by the redeeming investor."  Accordingly, the Registrant respectfully declines to make any changes in response to this Comment.

Statement of Additional Information (“SAI”)

27.
Comment: Under "Fundamental Investment Restrictions," the disclosure states that, except for the International Equity Fund and the Stock Index Fund, each Fund "may not [c]oncentrate its investments in any particular industry (excluding U.S. Government or any of its agencies or instrumentalities), but if it is deemed appropriate for the achievement of the Fund's investment objective, up to 25% of its total assets may be invested in any one industry."  The N-CSR Filing indicates that the information technology sector comprised 41.1% of the Growth Fund's total investments and the industrials sector comprised 44.9% of the Small-Company Stock Fund Fund's total investments. Please explain these apparent discrepancies.

Response: The Registrant notes that the categories listed in the Funds' N-CSR filing refer to different sectors while the Funds' fundamental investment restriction states that the Funds may not concentrate in any particular industry. The Registrant does not consider these two positions to be inconsistent because a sector may encompass many industries, and is therefore broader than an "industry" as used in a Fund's fundamental investment restriction. Accordingly, to the extent more than 25% of a Fund's total assets may be invested in a sector, the Fund would not be concentrated in securities of issuers in any particular industry.

28.
Comment: Under "Fundamental Investment Restrictions"  the disclosure states that, "[t]he International Equity Fund may not: (2) Purchase securities (other than securities of the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, more than 25% of the Fund's total assets would be invested in any one industry; provided that this limitation does not apply to the extent that the Fund could be deemed to be invested in one industry by investing all of its assets in one investment company."  Please note that with respect to concentration, it is the Staff's position that a fund is responsible for looking through to the underlying holdings of its affiliated underlying funds in applying its concentration policy. Please confirm that the Fund administers its concentration policy this way.

Response: The Registrant confirms that, to the extent practicable, the Fund will consider an affiliated underlying fund's investment policies for purposes of the Fund's industry concentration policy.

29.
Comment: Under "Description of Certain Investments and Strategies," footnote 14 to the chart states that "The Fund may not invest in longer-term debt securities of foreign issuers." Please define "longer-term."

Response: The requested change has been made.

30.
Comment: Under "Description of Certain Investments and Strategies – Securities of Foreign Issuers," the disclosure states that, "The International Equity Fund invests primarily in foreign securities. The Growth Fund may invest in foreign securities so long as that investment does not exceed 10% of their net assets… The remaining Funds may invest only in U.S. dollar-denominated securities, as discussed below." Under "Value Fund – Principal Investment Strategies" in the Prospectus, the disclosure states that the Fund may invest in "non-U.S. companies and other issuers…" Please revise the Fund's disclosure as necessary to reconcile this apparent discrepancy.

Response: The requested change has been made.

* * * * *

We believe that this submission fully responds to your comments.  Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.
Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Danielle C. Sieverling
Jack Delaney
Bryan Chegwidden

Appendix A

Daily Income Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Other Expenses	0.21%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses (a)	0.73%

(a)
Total Annual Fund Operating Expenses shown here differ from the expense ratios shown in the Financial Highlights on page 56 because the expenses shown on this page include Acquired Fund Fees and Expenses and amounts shown in the Financial Highlights do not include Acquired Fund Fees and Expenses.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$75	$233	$406	$906

Short-Term Government Securities Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Other Expenses	0.36%
Total Annual Fund Operating Expenses	0.81%
Fee Waiver and/or Expense Reimbursement (a)	-0.06%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (a)	0.75%

(a)
RE Advisers has contractually agreed, through at least May 1, 2019, to limit the Fund's operating expenses to an amount not to exceed 0.75%. Operating expenses exclude interest: taxes; brokerage commissions; other expenditures that are capitalized in accordance with generally accepted accounting principles; other extraordinary expenses not incurred in the ordinary course of the Fund's business; and the fees and expenses associated with an investment in (i) an investment company or (ii) any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act. This waiver agreement will terminate immediately upon termination of the Fund's Management Agreement and may be terminated by the Fund or RE Advisers with one year's notice.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, except for any expense reimbursement which is only in effect during the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$77	$253	$444	$996

Short-Term Bond Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Other Expenses	0.16%
Total Annual Fund Operating Expenses	0.76%

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$78	$243	$422	$942

Stock Index Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (a) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.04%
Other Expenses
Administrative Expenses	0.25%
Other Fund Expenses	0.26%
Total Other Expenses	0.51%
Total Annual Fund Operating Expenses (a)	0.55%

(a)	Expenses shown in this table and used in the example reflect expenses of both the Stock Index Fund and the Stock Index Fund's share of allocated expenses of the Master Portfolio (as defined below).

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$56	$176	$307	$688

Value Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.47%
Other Expenses	0.13%
Total Annual Fund Operating Expenses	0.60%

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$61	$192	$335	$750

Growth Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Other Expenses	0.28%
Total Annual Fund Operating Expenses	0.93%

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$95	$296	$515	$1,143

Small-Company Stock Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.77%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.88%

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$90	$281	$488	$1,084

International Equity Fund

Fees and Expenses

The table describes the fees and expenses you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses	0.50%
Total Annual Fund Operating Expenses	1.25%
Fee Waiver and/or Expense Reimbursement (a)	-0.26%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (a)	0.99%

(a) RE Advisers has contractually agreed, through at least May 1, 2019, to limit the Fund's operating expenses to an amount not to exceed 0.99%. Operating expenses exclude interest: taxes; brokerage commissions; other expenditures that are capitalized in accordance with generally accepted accounting principles; other extraordinary expenses not incurred in the ordinary course of the Fund's business; and the fees and expenses associated with an investment in (i) an investment company or (ii) any company that would be an investment company under Section 3(a) of the 1940 Act, but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act. This waiver agreement will terminate immediately upon termination of the Fund's Management Agreement and may be terminated by the Fund or RE Advisers with one year's notice.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, except for any expense reimbursement which is only in effect during the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 YR	3 YR	5 YR	10 YR
$101	$371	$661	$1,488